SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 AMENDMENT NO. 1

                                       TO

                                      FORM

                                     N-8B-2

                               File No. 811-08945



           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES


                                 August 18, 1998


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940


          MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS, THE PINNACLE TRUST
                             (AND SUBSEQUENT SERIES)


                       ---------------------------------
                               Name of Registrant

                                600 Fifth Avenue
                            New York, New York 10022
                       ---------------------------------

                   Address and Principal Office of Registrant




             X  Not the issuer of periodic payment plan certificates.
            ---

              _____ Issuer of periodic payment plan certificates.


            Amending item 28(a).

         Officials and Affiliated Persons of Depositor
         ---------------------------------------------

                  28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                  With respect to McLaughlin, Piven, Vogel Securities, Inc. reference is made to Exhibit E.I hereto.




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



                                   SIGNATURES


                  Pursuant to the requirements of the Investment Company Act of 1940, the depositors of the Registrant have caused this Registration Statement to be duly signed on behalf of the Registrant in the City and State of New York, on the 17th day of August 1998.

                                  MCLAUGHLIN, PIVEN, VOGEL FAMILY OF
                                  TRUSTS, THE PINNACLE TRUST
                                  (and SUBSEQUENT SERIES)

                                   By:      MCLAUGHLIN, PIVEN, VOGEL
                                            SECURITIES, INC.


                                            By:   /s/ALLAN M. VOGEL
                                                  -----------------------------
                                                  Name:  Allan M. Vogel
                                                  Title: President, Chief
                                                         Financial Officer,
                                                         Secretary and Director




Attest:      /s/J.M. KENNEDY
            ------------------------------
            Name:  J.M. Kennedy
            Title: Senior Vice President


                                  REICH & TANG DISTRIBUTORS, INC.


                                  By:/s/PETER J. DEMARCO
                                     ------------------------------------------
                                      Name:  Peter J. DeMarco
                                      Title: Executive Vice President


Attest:     /s/BERNADETTE N. FINN
            -------------------------------
            Name:  Bernadette N. Finn
            Title: Vice President-Compliance




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
                                   EXHIBIT E.I

                           Ownership of Securities of
                    McLaughlin, Piven, Vogel Securities, Inc.
                    -----------------------------------------

                                                               Securities Owned of               Securities Owned
    Name and Principal          Securities Owned of               Record but not                 Beneficially but
     Business Address         Record and Beneficially              Beneficially                   Not of Record
James J. McLaughlin        533.785 shares (52.31%)                      0                               0
30 Wall Street
New York, NY  10005

James C. McLaughlin        375 shares (36.75%)                          0                               0
30 Wall Street
New York, NY  10005

Mark G. McLaughlin         61.215 shares (6.00%)                        0                               0
30 Wall Street
New York, NY  10005

Allan M. Vogel             30 shares (2.94%)                            0                               0
30 Wall Street
New York, NY  10005

James M. Kennedy           10.153 shares (1.00%)                        0                               0
30 Wall Street
New York, NY  10005

Edward T. Brienza          5.051 Shares (0.50%)                         0                               0
30 Wall Street
New York, NY  10005

David Dawkins              5.051 shares (0.50%)                         0                               0
30 Wall Street
New York, NY  10005







745871.1
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


                              EXHIBIT E.I (Contd.)

                      Ownership of Securities of the Trust
                      ------------------------------------

                                      None

                      Other Companies of which each Person
                 Named Above is an Officer, Director or Partner
                 ----------------------------------------------


           Name                   Name and Address               Business of Company                   Nature of
                                     of Company                                                       Affiliation
                                                                                                     with Company

James C. McLaughlin        McLaughlin, Piven,              Credit card services             Shareholder, Officer &
                           Vogel of Nevada Inc.                                             Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502

                           Media Production                Marketing                        Shareholder, Officer &
                           Services of Nevada Inc.                                          Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502

James J. McLaughlin        McLaughlin, Piven,              Credit card services             Shareholder, Officer &
                           Vogel of Nevada Inc.                                             Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502

                           Media Production                Marketing                        Shareholder, Officer &
                           Services of Nevada Inc.                                          Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502

Allan M. Vogel             McLaughlin, Piven,              Credit card services             Shareholder, Officer &
                           Vogel of Nevada Inc.                                             Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502

                           Media Production                Marketing                        Shareholder, Officer &
                           Services of Nevada Inc.                                          Director
                           1325 Airmotive Way
                           Suite 175F
                           Reno, Nevada 89502



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